Strategic Partners Mutual Funds, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

July 8, 2005

Via Edgar

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C. 20549

Re:          Strategic Partners Mutual Funds, Inc.
Registration Statement on Form N-14
File Nos. 333-125134 and 811-08085

Dear Mr. Greene:

On behalf of Strategic Partners Equity Income Fund, a series of Strategic Partners Mutual Funds, Inc. (the “Equity Income Fund”), we are filing this additional correspondence pursuant to your oral comments given to Claudia DiGiacomo during a telephone conversation on July 7, 2005.

The comments were addressed to the Equity Income Fund’s prior correspondence dated July 5, 2005 that was responding to the staff’s comments to the initial registration statement on Form N-14 which was filed via EDGAR on May 23, 2005 (the “N-14”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meetings of the shareholders of each of the Strategic Partners Capital Income Fund, a series of Strategic Partners Mutual Funds, Inc. (the “Capital Income Fund” and, together with the Equity Income Fund, the “Funds”). On June 23, 2005, the Registration Statement went automatically effective pursuant to Rule 488.

The Equity Income Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Equity Income Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Equity Income Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo